UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Ark7 Properties Plus LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	881359905
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1 Ferry Building Suite 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701
Issuer’s telephone number, including area code

Series #WGI3Z, Series #0XYT6, Series #ZIE3T, Series #JTDXY, Series #FTWDS,
Series #P7FJ5, Series #WRA7O, Series #SOV9W, and Series #QGXF0

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

Overview

Ark7 Properties Plus LLC, a Delaware series limited liability company (“Ark7 Properties”) formed on March 17, 2022 (“Inception”). Ark7 Inc., a Delaware corporation (“Ark7”) is the managing member of Ark7 Properties (the “Managing Member”). The purpose of the company is to establish separate series for the holding of properties to be acquired by the company.

Ark7 is a real estate investment platform that allows individual investors to have direct access to quality real estate investment opportunities and invest in the units of each property.

Investors in this offering will acquire Series Interests in a Series of the company, each of which is a separate registered series of the company for purposes of assets and liabilities.

It is not anticipated that any Series would own any assets other than its respective property, the reason for which the applicable Series was created, (the “Underlying Asset(s)”), plus cash reserves for maintenance, insurance and other expenses pertaining to each Underlying Asset and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of an interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series.

For example, an investor who acquires Series Interests in Series #WGI3Z will only have assets, liabilities, profits, and losses pertaining to the property located at 11679 W Madero Dr, Arizona City, AZ 85123.

Ark7 will serve as the asset manager responsible for managing each Series’ Underlying Asset (the “Asset Manager”) as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties Plus LLC.

Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

SERIES OFFERING TABLE

SERIES OFFERING TABLE

The table below shows key information related to the offering of each Series, as of September 28, 2023.

SERIES NAME	UNDERLYING ASSETS	OFFERING PRICE PER SERIES INTERESTS	MAXIMUM OFFERING SIZE	MINIMUM/ MAXIMUM/ SUBSCRIBED SERIES INTERESTS (1)	INITIAL QUALIFICAITON DATE (2)	OPEN DATE (3)	CLOSING DATE	STATUS
Series #WGI3Z	11679 W Madero Dr, Arizona City, AZ 85123	$32.00	$363,200	0 = Minimum 11,350 = Maximum	July 27, 2022	July 27, 2022	December 29, 2022	Closed

Series #0XYT6 Interest	2105 Silver Leaf Dr, Mesquite, TX 75181	$20.00	$475,000	0 = Minimum 23,750 = Maximum	September 16, 2022	September 16, 2022	April 8, 2023	Closed

Series #ZIE3T	2507 Decoy Dr, Mesquite, TX 75181	$20.00	$455,000	0 = Minimum 22,750 = Maximum	September 16, 2022	September 16, 2022	August 16, 2023	Closed

Series #JTDXY	2300 Homestead Dr, Mesquite, TX 75181	$20.00	$450,000	0 = Minimum 22,500 = Maximum	September 16, 2022	September 16, 2022	[___]	Open

Series #FTWDS	1527 Iris Walk, Jonesboro, GA 30238	$20.00	$265,000	0 = Minimum 13,250 = Maximum	December 22, 2022	December 22, 2022	June 9, 2023	Closed

Series #P7FJ5	1541 Iris Walk, Jonesboro, GA 30238	$20.00	$265,000	0 = Minimum 13,250= Maximum	December 22, 2022	December 22, 2022	[___]	Open

Series #WRA7O	4263 Cadence Loop, LAND O LAKES, FL 34638	$20.00	$615,000	0 = Minimum 30,750 = Maximum	December 22, 2022	December 22, 2022	June 13, 2023	Closed

Series #SOV9W	2113 W Gladys Ave, Unit 3S, Chicago, IL 60612	$100.00	$260,000	0 = Minimum 2,600 = Maximum	September 11, 2023	September 11, 2023	[___]	Open

Series #QGXF0	704 S Lincoln Ave, Urbana, IL 61801	$100.00	$410,000	0 = Minimum 4,100 = Maximum	September 11, 2023	September 11, 2023	[___]	Open

(1)	For open offerings, each row states, with respect to the given offering, the minimum and maximum number of Series Interests offered and the number of subscriptions for Series Interests received as of the date of this Offering Circular, but the closing of such offering has not yet taken place. For any closed offerings, each row would state the actual number of Series Interests sold.
(2)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.
(3)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

Emerging Growth Company

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results

Revenues are generated at the series level. For the period ended June 30, 2023, the Series aggregated together generated $107,878 in revenues. These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2023
#WGI3Z	$9,750
#0XYT6	$20,119
#ZIE3T	$19,800
#JTDXY	$19,800
#FTWDS	$9,300
#P7FJ5	$9,300
#WRA7O	$19,800
#SOV9W	N/A
#QGXF0	N/A

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2023
#WGI3Z	$8,128
#0XYT6	$45,967
#ZIE3T	$14,423
#JTDXY	$14,934
#FTWDS	$22,221
#P7FJ5	$6,847
#WRA7O	$58,135
#SOV9W	N/A
#QGXF0	N/A

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2023
#WGI3Z	$1,778
#0XYT6	$(30,689)
#ZIE3T	$(2,759)
#JTDXY	$(7,247)
#FTWDS	$(17,543
#P7FJ5	$(6,204)
#WRA7O	$(52,009)
#SOV9W	N/A
#QGXF0	N/A

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2023, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2023
#WGI3Z	$40,271
#0XYT6	$57,306
#ZIE3T	$19,576
#JTDXY	$11,839
#FTWDS	$16,753
#P7FJ5	$14,473
#WRA7O	$23,481
#SOV9W	N/A
#QGXF0	N/A

An additional $63,877 of cash is held by Ark7 Properties Plus that is not assigned to a specific series.

Mortgage Payables

Series #FTWDS

On September 1, 2022, the APPL - Series FTWDS executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series FTWDS borrowed $228,015 at 9% interest with a maturity of August 31, 2023. The loan was paid off on June 30, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $4,641.

Series #P7FJ5

On September 1, 2022, the APPL - Series P7FJ5 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series P7FJ5 borrowed $227,985 at 9% interest with a maturity of August 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $142,985 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $8,657.

Series #WRA7O

On October 1, 2022, the APPL - Series WRA7O executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series FTWDS borrowed $542,610 at 9% interest with a maturity of September 30, 2023. The loan was paid off on June 30, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $13,786.

Series #JTDXY

On August 1, 2022, the APPL - Series JTDXY executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series JTDXY borrowed $356,203 at 9% interest with a maturity of July 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $171,203 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $12,113.

Series #ZIE3T

On August 1, 2022, the APPL - Series ZIE3T executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ZIE3T borrowed $360,205 at 9% interest with a maturity of July 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $50,205 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $8,137.

Series #0XYT6

On July 1, 2022, the APPL - Series 0XYT6 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series 0XYT6 borrowed $378,478 at 9% interest with a maturity of June 30, 2023. The loan was paid off on March 31, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $4,841.

Series #WGI3Z

On April 5, 2022, the APPL - Series WGI3Z executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series WGI3Z borrowed $299,120 at 9% interest with a maturity of April 4, 2023. The loan was paid off on December 31, 2022.

Mortgage interest expenses for the period from January 1, 2023 to June 30, 2023 was $52,176. As of June 30, 2023, the total outstanding balance on the mortgage payable was $461,295. The maturity of the mortgage payable is 2023.

Series #SOV9W

On August 1, 2023, the APPL - Series SOV9W executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series SOV9W borrowed $217,049 at 10% interest with a maturity of July 31, 2024.

Series #QGXF0

On August 1, 2023, the APPL - Series QGXF0 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series QGXF0 borrowed $344,051 at 10% interest with a maturity of July 31, 2024.

Trends

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

●	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

●	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and me eting demand for our offerings.

●	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report on Form 1-K for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

ARK7 PROPERTIES PLUS LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the period from January 1, 2023 to June 30, 2023

Ark7 Properties Plus LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2023 (unaudited)

Description	Note	June 30, 2023
Assets
Current Assets
Cash and cash equivalents
Cash		$63,877
Property management reserves	2	183,697
Total Cash and cash equivalents		247,575
Prepaid expenses		62,555
Total Current Assets		557,704
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	1	2,324,246
Property, plant, and equipment - Accumulated Depreciation	1	(66,688)
Total Property, plant, and equipment		2,257,558
Total Noncurrent Assets		2,257,558
Total Assets		2,815,262

Liabilities & Stockholders Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		9,071
Related party notes payable	3, 4	461,295
Other liabilities, current		13,078
Total Current Liabilities		483,444
Total Liabilities		483,444

Equity
Equity Capital
Members’ capital		2,306,216
Retained Earnings (Accumulated Deficit)		(221,972)
Total Equity Capital		2,084,244
Total Equity		2,084,244
Total Liabilities & Stockholders Equity		$2,567,688

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Income

For the period from January 1, 2023 to June 30, 2023 (unaudited)

Description	Note	June 30, 2023
Net Income (Loss)
Gross Profit (Loss)
Rental income and fee	1	$108,146
Operating Expenses
General and administrative expense		(121,644)
Other operating expense (property tax, depreciation and amortization)	1	(49,162)
Total Operating Expenses		(170,805)
Operating Income (Loss)		(62,659)
Other (Income) Expense
Interest expense	4	(52,176)
Total Net Income (Loss)		$(114,835)

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC

Consolidated and Consolidating Statement of Members’ Equity

For the period from January 1, 2023 to June 30, 2023 (unaudited)

Description
Balance at January 1, 2023	$625,097
Equity Contributions	$1,643,280
Net Loss	(114,835)
Distribution	(69,298)
Balance at June 30, 2023	$2,084,244

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC

Consolidated and consolidating Statement of Cash Flows

For the period from January 1, 2023 to June 30, 2023 (unaudited)

June 30, 2023
Cash Flows From Operating Activities
Net Income (Loss)	$(114,835)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	37,613
(Increase) decrease in operating assets, net of effects of businesses acquired
Prepaid expenses	(2,775)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Account payable and accrued expenses	(352)
Other liabilities	1,728
Net Cash Provided by (Used in) Operating Activities	(78,622)
Cash Flows from Investing Activities
Property, plant, and equipment - Cost	(1,310)
Cash Flows from Financing Activities
Proceeds from issuance of related party debt	(1,290,445)
Proceeds from issuance of common stock	1,573,982
Net Cash Provided by (Used in) Financing Activities	283,537
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	203,605
Cash, Cash Equivalents, and Restricted Cash at January 1, 2023	84,133
Cash, Cash Equivalents, and Restricted Cash at June 30, 2023	287,739

Reconciliation of Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents	287,739

Supplemental Cash Flow information
Cash Paid During the Year for
Interest expense, related party	$52,176

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC and its Series
Consolidated and consolidating Balance Sheet
As of June 30, 2023 (unaudited)

Total Consolidated
Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #ZIE3T	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #WRA7O	Eliminating	Total
Assets
Current Assets
Cash and property management reserves	$63,877	$40,271	$57,306	$19,576	$11,839	$16,753	$14,473	$23,481	$-	$247,575
Prepaid expenses	40,164	40,164	40,164	40,164	40,164	40,164	40,164	40,164	40,164	40,164
Total Current Assets	104,041	41,797	58,224	26,681	17,786	18,656	16,410	26,535	-	310,130
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	-	287,530	364,461	346,682	347,368	223,490	223,460	531,255	-	2,324,246
Property, plant, and equipment - Accumulated Depreciation	-	(12,544)	(11,657)	(9,333)	(9,872)	(5,545)	(5,545)	(12,193)	-	(66,688)
Total Property, plant, and equipment	-	274,986	352,804	337,349	337,496	217,945	217,916	519,062	-	2,257,558
Total Noncurrent Assets	-	274,986	352,804	337,349	337,496	217,945	217,916	519,062	-	2,257,558
Total Assets	104,041	316,783	411,028	364,031	355,282	236,601	234,325	545,597	-	2,567,688

Liabilities & Stockholders Equity Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9,071	-	-	-	-	-	-	-	-	9,071
Related party notes payable	96,902	-	-	50,205	171,203	-	142,985	-	-	461,295
Other liabilities, current	-	1,728	-	-	-	1,450	3,000	6,900	-	13,078
Total Current Liabilities	105,973	1,728	-	50,205	171,203	1,450	145,985	6,900	-	483,444
Total Liabilities	105,973	1,728	-	50,205	171,203	1,450	145,985	6,900	-	483,444

Equity
Equity Capital
Members’ capital	-	356,654	455,202	322,572	203,820	258,788	101,496	607,683	-	2,306,216
Retained Earnings (Accumulated Deficit)	(1,932)	(41,599)	(44,174)	(8,746)	(19,741)	(23,637)	(13,156)	(68,986)	-	(221,972)
Total Equity Capital	(1,932)	315,056	411,028	313,826	184,079	235,151	88,340	538,697	-	2,084,244
Total Equity	(1,932)	315,056	411,028	313,826	184,079	235,151	88,340	538,697	-	2,084,244
Total Liabilities & Stockholders Equity	$104,041	$316,783	$411,028	$364,031	$355,282	$236,601	$234,325	$545,597	$-	$2,567,688

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC and its Series
Consolidated and consolidating Statement of Income

For the period from January 1, 2023 to June 30, 2023 (unaudited)

Total Consolidated
Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #ZIE3T	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #WRA7O	Eliminating	Total
Income Statement
Revenues
Rental Income	$-	$9,750	$20,119	$19,800	$19,800	$9,309	$9,300	$19,800	$-	$107,878
Other rental fees	-	156	-	-	-	-	-	112	-	268
Total Revenues	-	9,906	20,119	19,800	19,800	9,309	9,300	19,912	-	108,146
Operating Expenses
General and administrative expense
Utilities	-	(207)	(104)	-	-	(300)	(300)	(466)	-	(1,377)
Repairs and maintenance	-	(451)	(383)	(1,038)	(1,328)	-	(29)	(529)	-	(3,759)
Legal and other professional fees and services	-	(11)	(35,700)	-	-	(15,780)	-	(44,100)	-	(95,591)
Memberships and licenses	(162)	(30)	(62)	(186)	(137)	(163)	(238)	-	-	(977)
Insurance	-	(329)	(1,112)	(1,141)	(1,173)	(309)	(344)	(675)	-	(5,083)
Other general and administrative expense	-	(1,331)	(3,067)	(3,026)	(3,023)	(611)	(1,037)	(2,762)	-	(14,857)
Total General and administrative expense	(162)	(2,358)	(40,429)	(5,391)	(5,660)	(17,163)	(1,948)	(48,532)	-	(121,644)
Other operating expense
Depreciation, other operating	-	(5,160)	(5,941)	(5,427)	(5,575)	(3,559)	(3,559)	(8,392)	-	(37,613)
Property tax	-	(610)	403	(3,604)	(3,699)	(1,488)	(1,340)	(1,212)	-	(11,549)
Total Other operating expense	-	(5,770)	(5,538)	(9,032)	(9,274)	(5,047)	(4,899)	(9,603)	-	(49,162)
Total Operating Expenses	(162)	(8,128)	(45,967)	(14,423)	(14,934)	(22,211)	(6,847)	(58,135)	-	(170,805)
Other (Income) Expense
Interest expense, related party	(52,176)	-	(4,841)	(8,137)	(12,113)	(4,641)	(8,657)	(13,786)	52,176	(52,176)
Total Income Statement	$(162)	$1,778	$(30,689)	$(2,759)	$(7,247)	$(17,543)	$(6,204)	$(52,009)	$-	$(114,835)

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC and its Series
Consolidated and Consolidating Statement of Members’ Equity
For the period from January 1, 2023 to June 30, 2023 (unaudited)

Total Consolidated
Description	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #ZIE3T	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #WRA7O	Eliminating	Total
Balance at January 1, 2023	$(1,770)	$320,417	$107,287	$89,146	$62,402	$46,402	$211	$1,003	$-	$625,097
Equity Contributions	$-	$-	$347,620	$238,240	$139,360	$212,400	$100,320	$605,340	$-	$1,643,280
Net Loss	(162)	1,778	(30,689)	(2,759)	(7,247)	(17,543)	(6,204)	(52,009)	-	(114,835)
Distribution	-	(7,139)	(13,190)	(10,801)	(10,436)	(6,109)	(5,987)	(15,637)	-	(69,298)
Balance at June 30, 2023	$(1,932)	$315,056	$411,028	$313,826	$184,079	$235,151	$88,340	$538,697	$-	$2,084,244

See accompanying notes to the unaudited consolidated and consolidating financial statements

Ark7 Properties Plus LLC and its Series

Consolidated and consolidating Statement of Cash Flows

For the period from January 1, 2023 to June 30, 2023 (unaudited)

Total Consolidated
	Ark7 Properties Plus LLC	Ark7 Properties Plus LLC - Series #WGI3Z	Ark7 Properties Plus LLC - Series #0XYT6	Ark7 Properties Plus LLC - Series #ZIE3T	Ark7 Properties Plus LLC - Series #JTDXY	Ark7 Properties Plus LLC - Series #FTWDS	Ark7 Properties Plus LLC - Series #P7FJ5	Ark7 Properties Plus LLC - Series #WRA7O	Eliminating	Total
Cash Flows From Operating Activities
Net Income (Loss)	$(162)	$1,778	$(30,689)	$(2,759)	$(7,247)	$(17,543)	$(6,204)	$(52,009)	$-	$(114,835)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	-	5,160	5,941	5,427	5,575	3,559	3,559	8,392	-	37,613
(Increase) decrease in operating assets, net of effects of businesses acquired
Prepaid expenses	-	(598)	2,820	(2,769)	1,640	(1,159)	(1,143)	(1,566)	-	(2,775)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Account payable and accrued expenses	(352)	-	-	-	-	-	-	-	-	(352)
Other liabilities	-	1,728	-	-	-	-	-	-	-	1,728
Net Cash Provided by (Used in) Operating Activities	(514)	8,068	(21,928)	(101)	(33)	(15,143)	(3,788)	(45,183)		(78,622)
Cash Flows from Investing Activities
Property, plant, and equipment - Cost	-	(790)	-	(520)	-	-	-	-	-	(1,310)
Cash Flows from Financing Activities
Proceeds from issuance of related party debt	78,658	-	(258,478)	(210,000)	(120,000)	(178,015)	(80,000)	(522,610)	-	(1,290,445)
Proceeds from issuance of common stock	-	(7,139)	334,430	227,439	128,924	206,291	94,333	589,703	-	1,573,982
Net Cash Provided by (Used in) Financing Activities	78,658	(7,139)	75,952	17,439	8,924	28,276	14,333	67,093		283,537
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	78,144	138	54,024	16,819	8,892	13,134	10,545	21,910	-	203,605
Cash, Cash Equivalents, and Restricted Cash at January 1, 2023	25,897	40,132	3,282	2,756	2,947	3,619	3,928	1,571	-	84,133
Cash, Cash Equivalents, and Restricted Cash at June 30, 2023	104,041	40,271	57,306	19,576	11,839	16,753	14,473	23,481	-	287,739

Reconciliation of Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents	104,041	40,271	57,306	19,576	11,839	16,753	14,473	23,481	-	287,739

Supplemental Cash Flow information
Cash Paid During the Year for
Interest expense, related party	$52,176	$-	$4,841	$8,137	$12,113	$4,641	$8,657	$13,786	$(52,176)	$52,176

See accompanying notes to the unaudited consolidated and consolidating financial statements

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties PLUS LLC (the “APPL”) is a single-member Delaware limited liability company wholly owned by Ark7 Inc. (the “Parent Company”). The APPL was formed on March 17, 2022, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APPL has registered seven Series Delaware limited liability companies (the “Series Companies”), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APPL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Carrier	Series	Property Address	Registration Date
Atlanta-T3	FTWDS	1527 Iris Walk, Jonesboro, GA 30238	11/21/2022
Atlanta-T4	P7FJ5	1541 Iris Walk, Jonesboro, GA 30238	11/21/2022
Tampa-S10	WRA7O	4263 Cadence Loop, Land O Lakes, FL 34638	8/10/2022
Dallas-S9	JTDXY	2300 Homestead Dr, Mesquite, TX 75181	6/30/2022
Dallas-S8	ZIE3T	2507 Decoy Dr, Mesquite, TX 75181	8/1/2022
Dallas-S7	0XYT6	2105 Silver Leaf Dr, Mesquite, TX 75181	6/30/2022
Arizona City-S6	WGI3Z	11679 W Madero Dr, Arizona City, AZ 85123	3/21/2022

Management’s Plan and Going Concerns

The accompanying unaudited consolidated financial statements have been prepared to assume the APPL will continue as a going concern. The APPL is newly formed and has not generated sufficient revenue from operations. The APPL will require additional capital until revenue from operations is sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern. During the next 12 months, the APPL intends to fund operations through member advances and debt or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the APPL. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition, and operating results. The accompanying unaudited financial statements do not include any adjustments that might result from these uncertainties. For the period from January 1, 2023 to June 30, 2023, the APPL’s deficit amounted to $114,835.

These conditions indicate the existence of uncertainty which may cast doubt about the APPL’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements include the accounts of the APPL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These unaudited consolidated financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Method of accounting

The unaudited consolidated financial statement of the APPL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APPL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APPL’s financial condition or operating results will be materially affected. The APPL bases its estimates on past experience and other assumptions that the APPL believes are reasonable under the circumstances, and the APPL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APPL’s unaudited consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APPL (the “functional currency”). The functional and presentation currency of the accompanying financial statements is US Dollars (the “USD”).

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the period from January 1, 2023 to June 30, 2023 was $108,146.

The concentration of credit risk

Financial instruments potentially subject the APPL to the concentration of credit risk, primarily cash and tenant receivables. The APPL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APPL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, “Fair Value Measurements” defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APPL. Unobservable inputs are inputs that reflect the APPL’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the APPL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APPL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value generally is determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). As of and for the six months ended June 30, 2023, the APPL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2023:

June 30, 2023
Buildings and improvements	$2,045,667
Furniture and fixtures	8,429
Land	270,150
Property, plant, and equipment, gross	2,324,246
Less: Buildings and improvements - Accumulated Depreciation	(65,442)
Furniture and fixtures - Accumulated Depreciation	(1,247)
Property, plant, and equipment	$2,257,558

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the period from January 1, 2023 to June 30, 2023 was $37,613.

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Lease accounting

According to the recently adopted Accounting Standards Updated (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016- 02” or “ASC 842”), the APPL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2023, the APPL had no long-term leases.

Income taxes

The APPL is taxed as a Limited Liability Company (LLC). Under these provisions, the APPL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APPL’s taxable income.

Each series will be taxed as a partnership, with the profits and losses of the Series flowing to investors regardless of whether there is cash available for distributions. For this offering of series interests to investors, each series will be taxed as a partnership, rather than as a corporation. This means that the Series will itself not owe or report any profits and losses for tax purposes, but will instead provide investors with a Schedule K-1 tax statement identifying the investor’s pro rata share of any profits and losses of the Series. The calculation of net profits for the purposes of taxation is determined prior to our Managing Member assessing whether to hold back funds for future working capital purposes. As such, there may be times when the Series is reporting a net profit to investors but does not have funds available for distribution to investors to cover their personal tax liability.

2.	PROPERTY MANAGEMENT RESERVES

Each Series Company has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2023, the balance of the property management reserve was $183,697.

3.	MORTGAGE PAYABLES

Series #FTWDS

On September 1, 2022, the APPL - Series FTWDS executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series FTWDS borrowed $228,015 at 9% interest with a maturity of August 31, 2023. The loan was paid off on June 30, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $4,641.

Series #P7FJ5

On September 1, 2022, the APPL - Series P7FJ5 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series P7FJ5 borrowed $227,985 at 9% interest with a maturity of August 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $142,985 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $8,657.

Series #WRA7O

On October 1, 2022, the APPL - Series WRA7O executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series FTWDS borrowed $542,610 at 9% interest with a maturity of September 30, 2023. The loan was paid off on June 30, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $13,786.

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Series #JTDXY

On August 1, 2022, the APPL - Series JTDXY executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series JTDXY borrowed $356,203 at 9% interest with a maturity of July 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $171,203 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $12,113.

Series #ZIE3T

On August 1, 2022, the APPL - Series ZIE3T executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series ZIE3T borrowed $360,205 at 9% interest with a maturity of July 31, 2023. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $50,205 and is included in debt, current on the accompanying balance sheet. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $8,137.

Series #0XYT6

On July 1, 2022, the APPL - Series 0XYT6 executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series 0XYT6 borrowed $378,478 at 9% interest with a maturity of June 30, 2023. The loan was paid off on March 31, 2023, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2023 was $0. The interest expenses incurred for the period from January 1, 2023 to June 30, 2023 was $4,841.

Series #WGI3Z

On April 5, 2022, the APPL - Series WGI3Z executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APPL - Series WGI3Z borrowed $299,120 at 9% interest with a maturity of April 4, 2023. The loan was paid off on December 31, 2022.

Mortgage interest expenses for the period from January 1, 2023 to June 30, 2023 was $52,176. As of June 30, 2023, the total outstanding balance on the mortgage payable was $461,295. The maturity of the mortgage payable is 2023.

4.	TRANSACTIONS WITH RELATED PARTIES

Due to affiliates

The Parent Company occasionally pays for the AAPL for the express purpose of addressing administrative costs. The loan has been structured as payable by the APPL to the Parent Company. These advances are non-interest bearing and are due on demand. The outstanding balance of the Intercompany Loan Payable as of June 30, 2023 was $96,902, and is included in the current liabilities section on the accompanying balance sheet.

Related party mortgage payables

The Series Companies and Parent Company intend to arrange for the purchase of a specific residential property either directly by the Series or by the Parent Company. The Parent Company or one of its subsidiaries purchased the property directly, then, after the relevant Series Company has obtained sufficient financing, Ark7 would sell the property to that Series Company for an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by the Parent Company before the sale to the Series Company as well as the applicable sourcing fee specified in the Series Designation for the relevant Series, in cases where Ark7 identifies and intends to have the Series purchase that property directly from a third-party Seller, The Parent Company will loan the series the amount required to purchase the property via an intercompany loan agreement. In addition, Ark7 may decide to finance a portion of the purchase price with a mortgage or other third-party financing. See Note 3 for the intercompany mortgage payable.

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Property sourcing fee and security marketing fee

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series. A security marketing fee is a charge that typically covers the costs associated with marketing and promoting investment security to potential investors. These fees are charged at 3% of the maximum offering amount.

Series #OXYT6

The property sourcing fee and security marketing fee incurred as of June 30, 2023 was $14,250 and $14,250, respectively.

Series #ZIE3T

The property sourcing fee and security marketing fee incurred as of June 30, 2023 was $13,650 and $13,650, respectively.

Series #JTDXY

The property sourcing fee and security marketing fee incurred as of June 30, 2023 was $13,500 and $13,500, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 15% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #FTWDS

The Series #FTWDS has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #FTWDS and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #FTWDS together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Series #P7FJ5

The Series # P7FJ5 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #P7FJ5 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #P7FJ5 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Series #WRA7O

The Series #WRA7O has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #WRA7O and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #WRA7O together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Ark7 Properties Plus LLC

Notes to the Unaudited Consolidated and Consolidating Financial Statements

Series #JTDXY

The Series #JTDXY has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #JTDXY and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #JTDXY together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Series #ZIE3T

The Series #ZIE3T has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #ZIE3T and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #ZIE3T together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Series #OXYT6

The Series #OXYT6 has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series #OXYT6 and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series #OXYT6 together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”).As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

Series # WGI3Z

The Series # WGI3Z has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of Series # WGI3Z and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of Series # WGI3Z together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion (“Operating Expenses Reimbursement Obligation”). As of June 30, 2023, the prepaid Asset Management Fee was $0. Asset Management Fee for the period ended June 30, 2023, was $0.

5.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is September 28, 2023.

Loan Payoff

On July 31, 2023, Ark7 Properties Plus LLC - Series #ZIE3T paid off the loan in the amount of $50,205 after the offering is fully subscribed.

Other events

All subsequent events requiring recognition as of June 30, 2023, have been incorporated into these unaudited consolidated financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

6.	APPROVAL OF UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited consolidated and consolidating financial statements have been approved by the management of the APPL and authorized for issue on September 28, 2023.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties Plus LLC*
2.2	Operating Agreement of Ark7 Properties Plus LLC*
3.1	Series #WGI3Z Series Designation*
3.2	Series #0XYT6 Series Designation*
3.3	Series # ZIE3T Series Designation*
3.4	Series #JTDXY Series Designation*
3.5	Series #FTWDS Series Designation*
3.6	Series #P7FJ5 Series Designation*
3.7	Series #WRA7O Series Designation*
3.8	Series #SOV9W Series Designation*
3.9	Series #QGXF0 Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Real Estate Purchase Agreement dated April 15, 2022, between Seller and Series #WGI3Z, as amended.*
6.2	Real Estate Purchase Agreement dated July 7, 2022 between Seller and Series #0XYT6, as amended*
6.3	Real Estate Purchase Agreement dated August 2, 2022 between Seller and Series #ZIE3T*
6.4	Real Estate Purchase Agreement dated August 15, 2022 between Seller and Series #JTDXY*
6.5	Real Estate Purchase Agreement between Seller and ARK7 for the property located at 1527 Iris Walk, Jonesboro, GA 30238*
6.6	Real Estate Purchase Agreement between Seller and ARK7 for the property located at 1541 Iris Walk Jonesboro, GA 30238*
6.7	Real Estate Purchase Agreement between Seller and Ark7 Properties Plus LLC – Series #WRA7O*
6.8	Assignment and Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus – Series #FTWDS LLC*
6.9	Assignment of Sale and Purchase Agreement between Ark7 and Ark7 Properties Plus – Series #P7FJ5 LLC*
6.10	Real Estate Purchase Agreement between Seller and Series #SOV9W*
6.11	Real Estate Purchase Agreement between Seller and Series #QGXF0*
6.12	Asset Management Agreement between Ark7 Properties Plus LLC - Series #WGI3Z and Ark7 Inc. dated April 15, 2022*
6.13	Asset Management Agreement between Ark7 Properties Plus LLC - Series #0XYT6 dated July 1, 2022.*
6.14	Asset Management Agreement between Ark7 Properties Plus LLC - Series #ZIE3T dated August 1, 2022*
6.15	Asset Management Agreement between Ark7 Properties Plus LLC - Series #JTDXY dated August 1, 2022*
6.16	Asset Management Agreement between ARK7 and ARK7 Properties Plus – Series #FTWDS LLC*
6.17	Asset Management Agreement between ARK7 and ARK7 Properties Plus – Series #P7FJ5 LLC*
6.18	Asset Management Agreement between ARK7 and Ark7 Properties Plus LLC – Series #WRA7O*
6.19	Asset Management Agreement between ARK7 and ARK7 Properties Plus LLC – Series #SOV9W*
6.20	Asset Management Agreement between ARK7 and ARK7 Properties Plus LLC – Series #QGXF0*
6.21	Inter-company Loan Agreement between Ark7 Inc. and Series #WGI3Z*
6.22	Inter-company Loan Agreement between Ark7 Inc. and Series #0XYT6*
6.23	Inter-company Loan Agreement between Ark7 Inc. and Series # ZIE3T*
6.24	Inter-company Loan Agreement between Ark7 Inc. and Series #JTDXY*
6.25	Inter-company Loan Agreement between ARK7 Properties Plus and ARK7 Properties Plus – Series #FTWDS LLC*
6.26	Inter-company Loan Agreement between ARK7 Properties Plus and ARK7 Properties Plus – Series #P7FJ5 LLC*
6.27	Inter-company Loan Agreement between ARK7 Properties Plus and Series #WRA7O*
6.28	Inter-company Loan Agreement between ARK7 Properties Plus and Series #SOV9W*
6.29	Inter-company Loan Agreement between ARK7 Properties Plus and Series QGXF0*
6.30	Form of Lease Agreement*
9.1	Letter regarding change in accountant from George Dimov CPA dated April 30, 2023*

*	Incorporated by reference from the Company’s Form 1-A, and post-qualification amendments (File No. 024-11869)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on September 29, 2023.

Ark7 Properties Plus LLC
a Delaware series limited liability company

By	/s/ ARK7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties Plus LLC
a Delaware series liability company

By	/s/ ARK7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer,
Principal Financial Officer and Principal
Accounting Officer of Ark7 Inc.,
Managing Member of Ark7 Properties Plus LLC

	Date:	September 29, 2023